

Mail Stop 4561

April 27, 2017

Sylvain Bellaïche
Chief Executive Officer
Digital Social Retail, Inc.
205 E 42nd St.
New York, NY 10017

  Re: Digital Social Retail, Inc.
    Draft Offering Statement on Form 1-A
    Submitted March 31, 2017
    CIK No. 367-00089

Dear Mr. Bellaïche:

  We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada such that the company is eligible to file this offering statement.   In this regard, we note that Mr. Bellaïche currently splits his time working for Digital Social Retail and Holosfind, an entity located in Paris, France. Refer to Securities Act Rule 251(a)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

Description of Business, page 31

2. Please provide a separately captioned discussion describing your relationship with Holosfind, including the key terms of the service agreement and financing agreement. Please also file any such agreements. Refer to Item 17 of Part III to Form 1A.

3.   Please provide a description of the service fees referenced on page F-13. As part of your response, disclose who you received the services fees from and the purpose of the fees.

Exhibits, page III-1

4.   Please file the following documents as exhibits to your next amendment, or tell us why you believe they are not required to be filed:

- the escrow agreement with Wilmington Trust, N.A;
- your subscription agreement;
- the service benefit agreement with Naïa; and
- the investment agreement with Holosfind.

Refer to Item 17 of Part III to Form 1A.

Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Sarah E. Williams, Esq.
        Ellenoff Grossman & Schole LLP